

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 7, 2015

Mr. Richard W. Kinzley
Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

      Re: Black Hills Corporation
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 25, 2015
               File No. 1-31303

Dear Mr. Kinzley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief
                             Office of Consumer Products

cc: Esther Newbrough
       Corporate Controller